UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of February 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, February 18th, 2008

Press release

Dalkia strengthens positions in Poland

with successful completion of the Praterm offer

Following completion of its public offer launched last 17th December, Dalkia has become, with 97.9 % of the shares, the majority shareholder of Praterm, a Polish district heating company. The transaction has strengthened Dalkia’s positions in Poland, where it already owns and operates two of the country’s largest heating networks, in Poznan and Lodz.

Building on its strong regional base in Lodz and Poznan, Dalkia has now extended its business nationwide with the acquisition of Praterm, which serves 21 cities in North, South and Southeast Poland. With 260 kilometres of small and mid-sized heating networks, Praterm produces and distributes heat to nearly 520,000 people and will generate in 2008 an estimate revenue of €55 million.

The two companies also offer a strong business fit. Praterm, whose core business is district heating, recently acquired a Polish company that operates a biomass-fuelled heating plant. This will enable Dalkia to enhance its renewable energies offering for Polish cities, in line with its strategic commitment to developing operations that help to promote the use of renewables.

“The Praterm acquisition fits naturally with our growth strategy in Central Europe,” said Dalkia Chairman Olivier Barbaroux. ”Thanks to this investment, Dalkia will quickly gain strong positions in mid-sized cities, which will be our future growth drivers in Poland. By pooling Praterm’s potential with our expertise, technology and long-term investment vision, we will be able to generate synergies and seize new business opportunities.”

Dalkia Poland

Dalkia Poland with Praterm

Launched last 17th December, the offer was approved by Polish competition authorities on 7th February. At its close, Dalkia had acquired 10,344,500 Praterm shares. This offer represents for Dalkia a total investment of €142 million.

A subsidiary of Veolia Environnement and Electricité de France (EDF), Dalkia is the leading European provider of energy services to local authorities and businesses. Since its creation, it has focused on energy and environmental optimisation. It meets customer expectations by delivering customised, end-to-end solutions to ensure comfortable living and efficient energy supply, including management of heating systems and energy and industrial fluid production facilities, energy plant engineering and maintenance services, technical services for commercial and industrial building operation, and global building management services. With nearly 48,800 employees in 38 countries, Dalkia reported managed revenue of €6.9 billion in 2006.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press releases also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 19, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary